Ex. 99.28(d)(36)(xiii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Lazard Asset Management LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Lazard Asset Management LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved the redomiciliation of the JNL/Lazard International Strategic Equity Fund (formerly a series of the Jackson Variable Series Trust) into a new Fund of the Trust, effective April 27, 2020.

Whereas, the Parties have agreed to amend the Agreement to add the JNL/Lazard International Strategic Equity Fund and its sub-advisory fees, effective April 27, 2020.

Whereas, the Parties have agreed to amend the Agreement to remove the JNL/Lazard Emerging Markets Fund and its sub-advisory fees, effective April 27, 2020.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 27, 2020, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 27, 2020, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 27, 2020.

Jackson National Asset Management, LLC		Lazard Asset Management LLC

By:	/s/ Emily J. Bennett	By:	/s/ Mark Henderson
Name:	Emily J. Bennett	Name:	Mark Henderson
Title:	Assistant Vice President and Associate General Counsel	Title:	Managing Director, General Counsel

Schedule A

Dated April 27, 2020

Funds
JNL Multi-Manager Alternative Fund
JNL/Lazard International Strategic Equity Fund

A-1

Schedule B

Dated April 27, 2020

(Compensation)

JNL Multi-Manager Alternative Fund
[Fees Omitted]

JNL/Lazard International Strategic Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 million	0.50%
Over $100 Million to $250 Million	0.45%
Over $250 Million	0.40%

B-1